March 31, 2009

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Room 7010

Washington, D.C.  20549-7010

Re:

Parlux Fragrances, Inc.

Form 10-K for Fiscal Year Ended March 31, 2008

Form 10-Q for Quarter Ended December 31, 2008

File No. 000-15491

Dear Mr. O’Brien:

On behalf of Parlux Fragrances, Inc. (the “Company”), we hereby respond to the Staff’s follow-up comment letter, dated March 9, 2009, regarding the above-referenced Form 10-K and Form 10-Q.  Please note that, for the Staff's convenience, we have recited the Staff's comments in boldface type and provided our response to each comment immediately thereafter.

Form 10-K for the year ended March 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

1.

Your response and revised disclosure for prior comments 8 and 9 regarding inventory discusses the nature of your long term inventory and how the lead times for certain raw materials requires you to maintain a three to six month supply. Your revised disclosures also discuss the amount of write downs incurred during 2008 for slow moving inventory and for excess collateral items for older brands. Please revise your discussion in future filings to discuss lead times and how these lead times impact how much you carry of certain brands in inventory, as you have in your response. Further provide a sensitivity analysis for each brand that was written down, how much of this inventory remains, how you determined that a write-down of the remaining inventory was not necessary and the impact any further write downs would have on your results of operations. This information would help investors understand the relationship of your inventory levels and potential risks associated with these inventories.

In future filings, the Company will address the Staff’s comments above. A detailed disclosure of write-downs by brand, unless critical to the explanation of a specific transaction, would more often than not, be harmful to our shareholders and potentially beneficial to our competitors. To specifically identify the amount of inventory for any given brand or the amount of the write-down attributed to that brand is information, which, unless carefully guarded, could compromise a relationship and/or limit our ability to dispose of the product at established prices.  At any given time, the Company will submit to the SEC any detailed information it may wish to have, however, we believe the need to keep this information confidential is paramount.  Our disclosure will be expanded as follows:

Inventories

Inventories are stated at the lower of cost (using the first-in, first-out method) or market. The cost of inventories includes product costs, inbound freight and handling charges, including an allocation of the Company’s applicable overhead in an amount of approximately $2.8 million and $4.2 million at December 31, 2008, and March 31, 2008,

Terence O’Brien

Accounting Branch Chief

March 31, 2009

respectively. The Company classifies certain inventories as non-current when projected sales indicate that such inventory will not be sold within the next twelve month period.

The lead time for certain of our raw materials and components inventory (up to 180 days or more) requires us to maintain at least a three to six-month supply of some items in order to ensure production schedules. These lead times are most affected for glass and plastic components orders, as many of our unique designs require the production of molds in addition to the normal production process.  This may take 180 to 240 days, or longer, to receive in stock.  In addition, when we launch a new brand or Stock Keeping Unit (“SKU”), we frequently produce a six to nine-month supply to ensure adequate inventories if the new products exceed our forecasted expectations. We believe that the gross margins on our products outweigh the potential for out-of-stock situations, and the additional carrying costs to maintain higher inventory levels. Also, the composition of our inventory at any given point can vary considerably depending on whether there is a launch of a new product, or a planned sale of a significant amount of product may be sold to one or more of our major distributors.  However, if future sales do not reach forecasted levels, it could result in excess inventories and may cause us to decrease prices to reduce inventory levels.

The Company performs a review of its inventory each quarter in order to ascertain whether the carrying amount of the inventory reasonably reflects lower of cost or market. The write down of inventory results from the application of an analytical approach that incorporates a comparison of our sales expectations to the amount of inventory on hand.  Other qualitative reasons for marking down selected inventory may include, but is not limited to, product expiration, licensor restrictions, damages and general economic conditions.  During the nine-months ended December 31, 2008, and 2007, the carrying value of certain inventory was reduced by $0.3 million and $0.7 million, respectively, as slower-moving inventory would need to be discounted in order to sell the product. These adjustments are included in cost of goods sold in the accompanying condensed consolidated statements of operations. In addition, the Company maintains inventory of collateral items such as, testers, samples, gifts with purchases and other advertising materials to support the sales of our products. This inventory is classified as prepaid advertising, which is included in prepaid expenses and other current assets, net in the accompanying condensed consolidated balance sheets. A review, similar to the one noted above, is also performed for this inventory. During the nine-months ended December 31, 2008, and 2007, the carrying value of collateral items inventory was reduced by $0.5 million and $0.2 million, respectively, as excess collateral items for older brands were marked down to its lower of cost or market. These adjustments are included in advertising and promotional expense in the accompanying condensed consolidated statements of operations.

2.

Your response and revised disclosure for prior comment 10 discusses your interim impairment test performed at December 31, 2008 and provides a calculation of the XOXO trademark and license fair value. In future filings, revise your critical accounting policy to discuss your decision and reasons for performing an interim impairment test, the assumptions used to determine the estimated future net cash flows for each license and the headroom between the fair value based on future net cash flows and the carrying value of the licenses.

In future filings, the Company will address the Staff’s comments above.  Our proposed disclosure would include the following:

Accounting for Long-Lived Assets. The value of our long-lived assets, including brand licenses and trademarks, is exposed to future adverse changes if we experience declines in operating results or experience significant negative industry or economic trends. On an annual basis, long-lived assets are reviewed for impairment under the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or sooner, if events or circumstances have occurred that indicate a potential impairment. Impairment losses are recognized if expected undiscounted future cash flows of the long-lived assets are less than their carrying values. Future cash flows can be affected by changes in industry or market conditions.  The assumptions used include an analysis by license, and by fragrance produced under each license, which may vary depending on the age of the product.  Expected sales along with related costs of sales, direct expenses and certain allocated charges are projected through the end of each given license period.

Terence O’Brien

Accounting Branch Chief

March 31, 2009

During the Company’s annual impairment review of its indefinite-lived assets for the year ended March 31, 2007, the Company noted that the fair value for its XOXO license was less than its carrying value and an impairment charge of $1.1 million was recorded.  Management determined that this asset would be reviewed on a quarterly basis going forward.  Subsequently, during the year ended March 31, 2008, the Company recorded an additional impairment of $0.4 million.

Form 10-Q for quarter ended December 31, 2008

Liquidity and Capital Resources, page 9

3.

We note your covenant violation at December 31, 2008 with regard to your New Loan Agreement and its fixed charge coverage ratio and the ratio of funded debt to EBITDA. Please expand this discussion in future filings to disclose the required ratios and amounts as well as the actual ratios as of each reporting date. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Provide a clear discussion of the ramifications of this covenant violation and a discussion of the financing options being considered in sufficient detail to allow an investor to see through the eyes of those who manage the business.

On February 5, 2009, the Company received a waiver from Regions waiving all debt covenants as of December 31, 2008.  Subsequently, on March 9, 2009, a First Amendment and Ratification of Loan and Security Agreement was signed by both parties (details of which are provided below).  In addition, the Company may seek alternative financing, of which there is no assurance.

In future filings, the Company will address the Staff’s comments regarding liquidity and capital resources.  Additional language from the Company’s proposed disclosure to be included in future filings will be substantially in the form as follows:

Our New Loan Agreement defines “EBITDA”, a non-GAAP financial measure, as net income before interest, taxes, depreciation, amortization and non-cash expenses related to the issuance of options and warrants.  The following table reconciles EBITDA to our net income/(loss):

	Quarter-end				Rolling 12 Months
(in thousands)	3/31/2008	6/30/2008	9/30/2008	12/31/2008
Net income/(loss)	$2,920	$(4,883)	$3,644	$(4,536)	$(2,855)
Interest	31	26	22	18	97
Taxes	1,800	(2,993)	2,233	(2,780)	(1,740)
Depreciation and amortization	608	626	631	627	2,492
Non-cash expenses (issuance of	-
options and warrants)	34	34	34	210	312
EBITDA	$5,393	$(7,190)	$6,564	$(6,461)	$(1,694)

Terence O’Brien

Accounting Branch Chief

March 31, 2009

FIXED CHARGE COVERAGE	Quarter-end				Rolling 12 Months
(in thousands)	3/31/2008	6/30/2008	9/30/2008	12/31/2008
EBITDA	$5,393	$(7,190)	$6,564	$(6,461)	$(1,694)
Less:
non-cash gains					-
cash taxes paid					-
dividends and distributions					-
					$(1,694)

CPLTD					$787
Plus:
lease expense					2,784
interest expense					97
					$3,668

Fixed Charge Coverage Ratio					-46%

Our original revolving credit facility requires us to maintain compliance with various financial covenants. The calculation of our fixed charge coverage ratio is measured on a trailing twelve months basis, at the end of each fiscal quarter.  We calculate the ratio as follows:  (“A”) the sum of EBITDA, less  any non-cash gains, less cash taxes paid, less any dividends and distributions (if any), to (“B”) the sum of  the current portion of long-term debt (“CPLTD”) paid during the period plus lease and interest expense.  If our rolling twelve months EBITDA (A) to the sum of the debt (B) is less than the minimum coverage ratio we fail the ratio requirements.  We are required to maintain a minimum ratio of 1.50 to 1. The calculation of our funded debt to EBITDA ratio is measured at the end of each fiscal quarter, based on our indebtedness to EBITDA.  We are required to maintain a ratio of no greater than 2.50 to 1.00 for each fiscal quarter.

On March 9, 2009, Parlux Fragrances, Inc. (the "Company") and its subsidiary, Parlux Ltd., as borrowers, entered into the First Amendment and Ratification of Loan and Security Agreement and Other Loan Documents (the “Amendment”) to the Loan and Security Agreement, dated as of July 22, 2008, (the “New Loan Agreement") with Regions Bank, as lender (the “Bank").

The Amendment changes certain terms of the New Loan Agreement. Under the Amendment, the interest rate for any borrowings will be the LIBOR rate plus the applicable margin.  The applicable margin for any borrowings will now be calculated on a sliding scale basis and will be tied to the Company’s fixed charge coverage ratio, with rates calculated between 3% and 4%, with the initial rate starting at 4.25%.  Prior to December 31, 2009, the borrowing base amount will be the lesser of (1) the sum of (a) an amount equal to 75% of the net amount (after deduction of such reserves and allowances as the Bank deems reasonably proper and necessary) of all eligible accounts plus (b) an amount equal to the lesser of (i) $10 million or (ii) 25% of the lower of cost or market value (after deduction of such reserves and allowances as the Bank deems reasonably proper and necessary) of all eligible inventory or (2) the product of (a) two and (b) the sum of (i) EBITDA measured from January 1, 2009, to the date of measurement, minus non-cash expenses related to the issuance of options and warrants, minus (ii) other non-cash expenses.  After December 31, 2009, the borrowing base amount will be the sum of (a) an amount equal to 75% of the net amount (after deduction of such reserves and allowances as the Bank deems reasonably proper and necessary) of all eligible accounts plus (b) an amount equal to the lesser of (i) $10 million or (ii) 25% of the lower of cost or market value (after deduction of such reserves and allowances as the Bank deems reasonably proper and necessary) of all eligible inventory. In addition, receivables due from Perfumania, Inc., a related party, will not be considered an eligible account. The Amendment defers the fixed charge coverage ratio and the funded debt to EBITDA requirements until December 31, 2009.  A tangible net worth covenant has been added, requiring that the Company maintain a tangible net worth of not less than $85 million at all times. The Company is required to obtain written consent from the Bank prior to repurchasing shares of its common stock, including repurchases which have been previously authorized

Terence O’Brien

Accounting Branch Chief

March 31, 2009

under the Company’s existing stock buy-back program. The Company will no longer be required to pay a non-utilization fee.

Failure to comply with our covenants in our existing credit facility will result in our inability to borrow additional funds under the facility, which would require us to obtain replacement financing, of which there is no assurance.  Our ability to meet these covenants can be affected by events beyond our control, and therefore, we may be unable to meet our covenants. If our actual results deviate significantly from our projections, we may not remain in compliance with the covenants and would not be allowed to borrow under the credit facility. If we are not able to borrow under our credit facility, we would be required to develop an alternative source of liquidity, or to sell additional securities which would result in dilution to existing stockholders. We may be unable to obtain replacement credit facilities on favorable terms or at all. Without a source of financing, we could experience cash flow difficulties and disruptions in our supply chain.

Note F. Related Party Transactions. page 26

4.

You disclose that Perfumania filed an 8-K on January 28, 2009 disclosing that it was not in compliance with its debt covenants under its Senior Credit Facility triggering an event of default. You further indicate that you continually monitor Perfumania's outstanding receivables and continue to believe they are still collectible. Please tell us and clarify in future filings, why you believe that these receivables are collectible and that no allowance for bad debt is necessary. Further tell us whether or not you are amending Perfumania's credit terms for future purchases or if you have planned to curtail any further sales to them. Revise your discussion of the allowance for doubtful accounts in your critical accounting policies to discuss the receivables from Perfumania, as well as any other accounts experiencing collectability issues.

In future filings, the Company will discuss the events and circumstances surrounding its credit evaluation for Perfumania.  We have had business relations with Perfumania for well over 16 years.  The seasonality of their cash flows affects the balance of their receivable at any given moment in time.  We hold ongoing discussions with their management to ensure that we can collect amounts due from Perfumania. Subsequent to filing the 8-K in question, Perfumania continues to utilize the credit facility to fund its normal daily operations.  We have a payment and shipping plan with Perfumania in order to maintain their receivable balance at an acceptable level.  This plan is reviewed at the beginning of each quarter.

In future filings, the Company will include expanded disclosure in our Critical Accounting Policies section as follows:

Allowances for Doubtful Accounts Receivable.  We maintain allowances for doubtful accounts to cover anticipated uncollectible accounts receivable, and we evaluate our accounts receivable to determine if they will ultimately be collected. This evaluation includes significant judgments and estimates, including a customer-by-customer review for large accounts. If the financial condition of our customers, or any one customer, deteriorates resulting in an impairment of our customer’s ability to pay, additional allowances may be required.

The allowance for doubtful accounts receivable was $1.0 million and $1.5 million at March 31, 2008, and 2007, respectively.  We continuously monitor the collectability of our receivables by analyzing the aging of our account receivables, assessing our customers credit worthiness, and evaluating the impact of the changes in economic conditions.  Historically, our estimated allowances have been sufficient to cover our uncollectable receivables. However, significant changes in the circumstances that affect the collectability of our receivables could have a material impact on our cash flows and operating results.

We have an ongoing relationship with Perfumania for over 16 years.  All activities with them are reported as related party activities, due to certain common stockholders.  While the Company’s invoice terms to Perfumania are stated as net ninety days, for over ten years, management has granted longer payment terms, taking into consideration the factors discussed above. Management evaluates the credit risk involved, which is determined based on Perfumania’s

Terence O’Brien

Accounting Branch Chief

March 31, 2009

reported results and comparable store sales performance.  Our management holds discussions with Perfumania’s management on a regular on-going basis in order to monitor their activity. On an annual basis, as well as quarterly, sales projections to Perfumania are reviewed along with a planned payment program, in order to ensure that Perfumania’s receivable balance is maintained at acceptable levels.  Based upon these facts, management believes that no reserves are required for the receivable due from Perfumania.

Terence O’Brien

Accounting Branch Chief

March 31, 2009

* * *

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff's comments.  If you have any questions, please call me at (954) 316-9008 extension 8106.

Sincerely,

PARLUX FRAGRANCES, INC.

/s/ Raymond J. Balsys

  Chief Financial Officer

cc:

Akerman Senterfitt

Jonathan Awner

Rachlin LLP

Morrie I. Hollander